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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               - - - - - - - - - -

                                   SCHEDULE TO
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           ORATEC INTERVENTIONS, INC.
                       (Name of Subject Company (Issuer))

                               ORCHID MERGER CORP.
                              SMITH & NEPHEW, INC.
                               SMITH & NEPHEW PLC
                      (Names of Filing Persons (Offerors))

                               - - - - - - - - - -

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                               - - - - - - - - - -

                                   68554M 1D 8
                      (CUSIP Number of Class of Securities)

                               - - - - - - - - - -

           James A. Ralston, Senior Vice President and General Counsel
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                                 (901) 399-5000

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                                    Pran Jha
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

                            CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable       Amount of Filing Fee: Not Applicable
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[_]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:   Not applicable       Filing Party: Not applicable
     Form or registration No.: Not applicable       Date Filed:   Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]    third-party tender offer subject to Rule 14d-1.
        [ ]    issuer tender offer subject to Rule 13e-4.
        [ ]    going-private transaction subject to Rule 13e-3.
        [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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Item 12.  Exhibits
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Exhibit 99.1 Text of Press Release issued on February 14, 2002.